Mailander Law Office, Inc.
945 4th Avenue, Suite 311
San Diego, CA 92101
(619) 239-9034
tmailander@gmail.com

March 1, 2018

GateC Research, Inc.
520 S. Grand Avenue, Ste. 665
Los Angeles, CA 90071

Attention: Mr. Adam Agathakis

Dear Mr. Agathakis:

I represent Marijuana Company of America, Inc. Referencing GateC Research, Inc.'s joint venture agreement with Marijuana Company of America, Inc. dated March 17, 2017, I am writing to confirm that on or about November 28, 2017, GateC Research, Inc. and Marijuana Company of America, Inc. orally agreed to a suspension of Marijuana Company of America, Inc.'s obligations under the joint venture agreement to raise funds for the joint venture in the amount of up to one and one-half million dollars ($1,500,000) USD over a six month period, with a minimum commitment of five hundred thousand ($500,000 USD) within a three (3) month period, in lieu of state and local California governments finalizing regulations governing the growth, cultivation and distribution of cannabis.

Sincerely yours,

By: ______________________

Tad Mailander

ACKNOWLEDGMENT

On behalf of GateC Research, Inc. the undersigned confirms that on or about November 28, 2017, GateC Research, Inc. orally agreed to a suspension of Marijuana Company of America, Inc.'s obligations under the joint venture agreement dated March 17, 2017, to raise funds for the joint venture in the amount of up to one and one-half million dollars ($1,500,000) USD over a six month period, with a minimum commitment of five hundred thousand ($500,000 USD) within a three (3) month period, in lieu of state and local California governments finalizing regulations governing the growth, cultivation and distribution of cannabis in 2018.

Dated: March 2, 2018

By: ____________________

Adam Agathakis
Officer, Director